Exhibit 4
YADKIN VALLEY FINANCIAL CORPORATION
DIVIDEND REINVESTMENT PLAN
          Yadkin Valley Financial Corporation (“Yadkin Valley”) is offering its shareholders the opportunity to invest cash dividends in additional shares of Yadkin Valley common stock under its Dividend Reinvestment Plan. Any shareholder of record of common stock is eligible to participate in the Plan. A participant in the Plan may purchase additional common stock by-
•	reinvesting cash dividends on all shares of Yadkin Valley common stock held by the participant, or

•	reinvesting the cash dividends on a portion of the shares held by the participant, while continuing to receive cash dividends on the remainder of the shares.
Participants will not pay brokerage commissions or fees for purchases of common stock under the Plan. Yadkin Valley will bear the cost of administering the Plan. First-Citizens Bank & Trust Company, the transfer agent for Yadkin Valley, is the Plan Administrator. The Plan is set forth below in question and answer format.
PURPOSE
1. What is the Plan’s purpose?
The Plan is designed to promote long-term ownership by investors who are committed to building their Yadkin Valley stock ownership over time. The Plan provides holders of record of common stock with a simple and convenient method to invest cash dividends in additional shares of common stock without paying brokerage commissions or fees.
ADVANTAGES
2. What are the Plan’s advantages?
If you are an eligible shareholder of record and you wish to participate in the Plan, you may-
•	automatically reinvest all cash dividends on your shares of Yadkin Valley common stock, or

•	automatically reinvest cash dividends on a portion of your shares of common stock.
You will pay no commissions or fees for purchases under the Plan. You can avoid the need for safekeeping of certificates for common stock credited to your account. [Periodic statements of account will provide simplified record keeping.] Full investment of funds is possible under the Plan because fractions of common shares (computed to four decimal places) as well as whole common shares will be credited to your Plan account. Additionally, dividends will be paid both on whole shares and on fractional shares. Over time, reinvested dividends can have a compounding effect by earnings dividends themselves.
ADMINISTRATION
3. Who administers the Plan for participants?
First-Citizens Bank & Trust Company is Yadkin Valley’s registrar and transfer agent, and it currently acts as Plan Administrator, maintaining records, sending statements of account to participants, and performing other duties under the Plan. Yadkin Valley reserves the right to select a different Plan Administrator in the future. All correspondence concerning the Plan should be addressed to the Corporate Trust Department of First-Citizens Bank & Trust Company, Post Office Box 29522, Raleigh, North Carolina 27626-0522, or call tollfree at (877) 685-0576. Plan participants should include a reference to Yadkin Valley or enclose the top portion of their account statements with all correspondence.

PARTICIPATION
4. Who is eligible to participate?
If you are a holder of record of Yadkin Valley common stock, you are eligible to participate in the Plan. If your shares are registered in a name other than your own (for example, in the name of a broker or bank nominee), you must become a shareholder of record by having shares transferred into your name if you wish to participate in the Plan. Yadkin Valley reserves the right to refuse to register or qualify its common stock or the offer or sale of the common stock in any state or jurisdiction if, in Yadkin Valley’s sole judgment, the burden or costs of such registration or qualification are excessive. You will not be eligible to participate in the Plan if you reside in a state or jurisdiction in which it is unlawful for Yadkin Valley to permit your participation. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction or to any person in which or to whom it is unlawful to make such offer or solicitation.
5. How does an eligible shareholder participate?
If you are a shareholder of record of shares of Yadkin Valley common stock, you may join the Plan at any time by completing and signing an Authorization Card and returning it to the Plan Administrator. Authorization Cards may be obtained at any time by a written request to Yadkin Valley or by contacting Ms. Patricia H. Wooten at (704) 768-1125 or the Plan Administrator at the address noted in Question 3. If shares are registered in more than one name (for example as joint tenants, trustees, etc.), all registered holders must sign. Shareholders who do not wish to participate in the Plan do not need to take any action, and they will continue to receive dividends when and as declared. If you return a properly executed Authorization Card to the Plan Administrator without electing an investment option, you will be deemed to have elected full reinvestment of all cash dividends paid on your Yadkin Valley common stock.
6. Is partial participation possible under the Plan?
Yes. You may elect to have cash dividends on all of your shares reinvested. Instead of full reinvestment of all cash dividends, you may elect to have cash dividends on a portion of your shares of Yadkin Valley common stock reinvested, receiving the remainder of your cash dividends in cash.
THE AUTHORIZATION CARD
7. What does the Authorization Card provide?
The Authorization Card allows each shareholder to decide his or her participation level in the Plan:
•	full reinvestment of all cash dividends, or

•	partial reinvestment of dividends on only a portion of his or her shares.
By checking the appropriate box on the Authorization Card, a shareholder may choose among the following options-
•	If the shareholder elects “FULL DIVIDEND REINVESTMENT,” all cash dividends on all shares of Yadkin Valley common stock registered in his or her name will be applied toward the purchase of additional shares of Yadkin Valley common stock, or

•	If the shareholder elects “PARTIAL DIVIDEND REINVESTMENT,” meaning reinvestment of dividends on less than all of his or her shares, all cash dividends on the specified portion of his or her shares of Yadkin Valley common stock will be applied toward the purchase of additional shares. All cash dividends on the portion of his or her shares of Yadkin Valley common stock not specified for dividend reinvestment will continue to be paid to the shareholder in cash.
Cash dividends payable on the shares of common stock held in your Plan account will be automatically reinvested in additional shares of common stock, unless you change or revoke the instructions on the Authorization Card in writing, or unless you terminate your participation in the Plan.
8. How may a participant change options under the Plan?
You may change investment options under the Plan at any time by completing a new Authorization Card and returning it to the Plan Administrator. New Authorization Cards can be obtained upon request from either Yadkin Valley or the Plan Administrator at the address noted in Question 3.

JOINING THE PLAN
9. When may an eligible shareholder join the Plan?
You may join the Plan at any time. If the Plan Administrator receives your Authorization Card at the address specified in Question 3 on or before the record date for a dividend payment, reinvestment of dividends on the number of shares participating under the Plan will begin with that dividend payment date. If the Plan Administrator receives your Authorization Card after the record date for a dividend payment, reinvestment of dividends will begin with the dividend payment date after the next record date. Dividend record dates for Yadkin Valley common stock and the related payment dates are generally on or about the following dates -

APPROXIMATE RECORD DATE	APPROXIMATE PAYMENT DATE
April 4	April 25
July 4	July 25
October 4	October 25
January 4	January 25
The Plan does not represent a change in Yadkin Valley’s dividend policy, nor does it represent a guarantee of future dividends. Future dividends will continue to be determined by the board of directors based upon Yadkin Valley’s earnings, financial condition, and other factors.
INVESTMENT DATE
10. What is the Investment Date?
For dividends reinvested under the Plan, “Investment Date” means the date on which dividends are paid.
PURCHASES OF COMMON STOCK UNDER THE PLAN
11. What is the source of Yadkin Valley common stock purchased under the Plan?
          In Yadkin Valley’s discretion, Yadkin Valley common stock purchased under the Plan with reinvested dividends may be purchased on the open market or otherwise from sources other than Yadkin Valley, directly from Yadkin Valley, or any combination thereof. The Plan Administrator will use dividends to purchase shares of Yadkin Valley common stock in the open market or in negotiated transactions. If Yadkin Valley common stock is not then available for purchase, then Plan Administrator will use dividends to acquire newly issued shares directly from Yadkin Valley if available for the account of participants. In its sole discretion, Yadkin Valley reserves the right to cease making newly issued shares available for purchases under the Plan and to resume making newly issued shares available at any time. Shares of Yadkin Valley common stock are listed on the NASDAQ Global Select Market under the symbol “YAVY”.
12. What will be the price of common stock purchased under the Plan?
For shares purchased on the open market or from sources other than Yadkin Valley, the purchase price will be the weighted average of the prices paid for the common stock shares in all such purchases. For shares purchased directly from Yadkin Valley, the purchase price per share will be the average of the last reported sale price for the five trading days prior to the Investment Date.
13. When will purchases be made?
Purchases of common stock from sources other than Yadkin Valley will begin as of the applicable Investment Date, continuing over the period determined appropriate under the circumstances by Yadkin Valley, but concluding in all events within 45 days after the applicable Investment Date. Purchases of stock directly from Yadkin Valley will be made on the applicable Investment Date or as soon thereafter as is practicable. Securities and Exchange Commission rules could require Yadkin Valley to change these anticipated investment dates or to temporarily suspend or defer purchase of shares.
14. Will interest be paid on funds pending investment or reinvestment?
No. Interest will not be paid on dividends held pending investment.

15. How many shares of common stock will be purchased for a participant?
The number of shares of common stock to be purchased depends on the amount of your reinvested dividend and the purchase price of the common stock at the time. Your Plan account will be credited with that number of shares of common stock — including fractions computed to four decimal places — equal to your total amount to be invested divided by the purchase price per common share.
16. What will Yadkin Valley do with the proceeds raised through the Plan with reinvested dividends used to purchase newly issued shares?
If the additional shares of common stock are purchased directly from Yadkin Valley, the bank will use the additional funds for general corporate purposes. See “Use of Proceeds” above.
EXPENSES
17. What are the expenses to participants in the Plan?
All costs of administration of the Plan will be paid by Yadkin Valley. You will not pay brokerage fees or commissions for your purchase of common stock under the Plan. However, you might be charged with expenses if you withdraw shares held under the Plan or if you terminate participation in the Plan. Certain expenses may be incurred if you receive a cash payment for a fraction of a common share credited to your Plan account when you withdraw common stock credited to your Plan account or when you terminate your participation in the Plan. Please see Question 27 for more information.
FEDERAL TAX CONSEQUENCES
18. What are the Federal income tax consequences of participation in the Plan?
In general, a shareholder who participates in the Plan will have the same Federal income tax consequences for cash dividends payable on common stock in a Plan account as if he or she were not a participant in the Plan. In the case of a cash dividend, you will be treated for Federal income tax purposes as having received on the dividend payment date a dividend equal to the full amount of the dividend payable on all of your stock, including shares registered in your name and shares credited to your Plan account. This is true even if you do not actually receive the cash dividends, but rather have them applied to the purchase of additional shares of common stock under the Plan. Commissions and brokerage fees paid by Yadkin Valley for purchases on the open market or from sources other than Yadkin Valley will be taxable income to you in an amount equal to your pro rata share of the commissions and fees. Your pro rata share of commissions and fees will be reported as ordinary dividend income for the calendar year.
The tax basis of shares of common stock purchased from Yadkin Valley with cash dividends will be the amount of the cash dividends. For shares purchased from sources other than Yadkin Valley, your tax basis will be the purchase price of the shares plus your pro rata share of commissions or brokerage fees paid by Yadkin Valley. The holding period for shares purchased with reinvested dividends will begin on the date after the date on which the shares are purchased and credited to your Plan account, regardless of the source of purchase.
You will not realize any Federal taxable income when you receive certificates for whole shares of common stock credited to your Plan account, either when you withdraw some or all of the shares credited to your Plan account or when you terminate your participation in the Plan. However, if you receive a cash payment for a fractional share of common stock credited to your Plan account when you withdraw shares from the Plan or when you terminate your participation in the Plan, you will realize a gain or loss for the fractional share of common stock. A gain or loss will also be realized by a participant when whole shares of common stock are sold by the participant after withdrawal of the shares from the Plan account or after termination of the participant’s participation in the Plan. The amount of the gain or loss will be the difference between the amount the participant receives for full or fractional shares of common stock and the tax basis of the shares. The gain or loss will be a capital gain or loss if the shares constitute capital assets in the hands of the participant.

Participants should consult their own tax advisors to determine the particular Federal, state, local, and foreign tax consequences that may result from their participation in the Plan and the subsequent sale or other disposition of common stock under the Plan. Participants’ tax consequences may vary from jurisdiction to jurisdiction.
REPORTS TO PARTICIPANTS
19. What kind of reports will be sent to participants?
You will receive a quarterly statement of account as promptly as practicable after the purchase of common stock for your Plan account. The statements are a record of the date and cost of purchase. You should retain your account statements for income tax purposes. You will also receive reports, proxy statements, and other communications sent to holders of Yadkin Valley common stock generally. Lastly, you will receive annually Internal Revenue Service information on Form 1099 for reporting dividend income received.
DIVIDENDS ON FRACTIONS OF SHARES
20. Will participants be credited with dividends on fractions of shares?
Yes. Dividends on fractional and whole shares will be reinvested.
CERTIFICATES FOR SHARES
21. Will certificates be issued for shares of common stock purchased?
No. Shares of common stock credited to your Plan account will be held in the name of Yadkin Valley or its nominee. The number of shares credited to your account under the Plan will be shown on your statement of account. This service protects against loss, theft, or destruction of certificates. However, certificates for whole shares will be issued to you if you withdraw shares from your Plan account or if you terminate your participation in the Plan, subject to payment of a fee. Shares of common stock credited to your account under the Plan may not be pledged or assigned, and any attempted pledge or assignment is void. If you wish to pledge or assign any shares credited to your Plan account, you must first withdraw the shares from the Plan account. Certificates for fractions of shares will not be issued under any circumstances.
22. In whose name will certificates be registered when issued to participants?
Each account under the Plan will be maintained in the name as shown on the Authorization Card. Certificates for whole shares of common stock will be similarly registered when issued.
23. May a participant transfer stock certificates into the Plan for safekeeping by book entry?
Yes. As a participant in the Plan, you may deposit any stock certificates representing shares with the Plan Administrator for safekeeping, even stock certificates representing shares which are not participating in the dividend reinvestment feature. There is no charge for this book entry service, and you may request at any time that a certificate for your shares be sent to you. However, book entry is voluntary and you are not required to “safekeep” your stock certificates in order to reinvest dividends payable with respect to those shares. For “safekeeping” of shares, certificates must be sent to the Plan Administrator by registered mail with a written request that the certificates be held for your account. Do not endorse the certificate or complete the assignment section. Please note that you will bear the full risk of loss in the event your certificates are lost prior to receipt by the Plan Administrator.
WITHDRAWAL OF COMMON STOCK IN PLAN ACCOUNT
24. How may common stock be withdrawn from the Plan account?
Certificates representing shares credited to your Plan account may be withdrawn by notifying the Plan Administrator in writing specifying the number of shares to be withdrawn. Certificates will be issued for whole shares only. Certificates will be issued to and registered in the name or names as shown on the Plan account. Cash will be paid in lieu of fractional shares.
25. Will dividends on common stock withdrawn from the Plan account continue to be reinvested?
If you elected “Full Dividend Reinvestment,” cash dividends paid on shares withdrawn from your Plan account will continue to be reinvested. However, if cash dividends on only a portion of the shares registered in your name are being reinvested, Yadkin Valley will continue to reinvest dividends solely on the shares you specified on the Authorization Card (together with any other shares acquired under the Plan and not withdrawn), unless you deliver a new Authorization Card specifying a different number of shares.
26. May a participant request that shares held in his or her account be sold upon termination of participation?
No. If you terminate your participation in the Plan, you must make your own arrangements to sell your shares after you receive a certificate for the number of whole shares in your account.
TERMINATION
27. How does a participant terminate participation under the Plan?
To terminate your participation in the Plan, you must notify the Plan Administrator in writing that you wish to terminate. Your termination notice should be addressed the Plan Administrator at the address given in Question 3. Your termination notice will be effective only when received by the Plan Administrator. If you voluntarily terminate your participation in the Plan, a certificate for whole shares of common stock credited to your Plan account will be issued to you, and a cash payment will be made to you for any fractional share of common stock held in your Plan account.
28. When may a participant withdraw common stock from his or her Plan account?
You may withdraw shares of common stock credited to your Plan account or terminate your participation in the Plan at any time. If your request to withdraw or terminate is received by the Plan Administrator before a dividend record date, the withdrawal or termination will be processed as soon as practical after receipt of the request. If your request to withdraw or terminate is received by the Plan Administrator after the record date for a dividend payment, the withdrawal or termination may not be processed until shares purchased with the dividends paid for such record date have first been credited to your account. All subsequent dividends will be paid to you in cash unless you re-enroll in the Plan. Yadkin Valley reserves the right, in its sole discretion, to terminate the Plan or any participant’s account at any time.
29. May a participant re-enroll in the Plan after having previously withdrawn from the Plan?
Yes. Generally, you may elect to re-enroll in the Plan at any time simply by following the same procedures described in the answer to Question 5. However, Yadkin Valley reserves the right to reject any Authorization Card from a previous participant on grounds of excessive enrollment and termination of participation in the Plan. Yadkin Valley desires to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term shareholder investment service.
OTHER INFORMATION
30. What happens when a participant sells or transfers shares registered in his or her name?
If you sell or transfer all shares of Yadkin Valley common stock registered in your name, that will be deemed to constitute termination of your participation in the Plan. A certificate for whole shares will be issued to you, and cash will be paid in lieu of any fractional shares held in your Plan account. It will be your responsibility to deliver the certificate to the new owner. Once the new owner becomes a shareholder of record, the new owner may enroll in the Plan. If you sell a portion of your shares, Yadkin Valley will continue to reinvest cash dividends solely on the portion of the shares of common stock credited to your Plan account and not sold.
31. What happens if Yadkin Valley issues a stock dividend or declares a stock split?
Any dividend payable in shares of common stock and any split shares distributed by Yadkin Valley on common stock credited to your Plan account will be added to your account. Any dividend payable in shares of common stock and any split shares distributed by Yadkin Valley on common stock not held in your Plan account will be transmitted directly to you in the same manner as to shareholders not participating in the Plan.
32. How will common stock credited to a participant’s Plan account be voted at shareholders’ meetings?
Shares credited to a participant’s Plan account will be automatically added to the shares covered by the proxy material sent to the shareholder with respect to his or her other shares in Yadkin Valley, enabling the participant to vote shares registered in his or her name directly. If you choose to do so, you may vote your shares of common stock in person at shareholders’ meetings.
33. What are Yadkin Valley’s responsibilities under the Plan?
Yadkin Valley and the Plan Administrator shall have no responsibility beyond the exercise of ordinary care for any action taken or omitted under the Plan, nor shall they have any duties, responsibilities, or liabilities except as expressly set forth in the Plan. Yadkin Valley and the Plan Administrator will not be liable under the Plan for any act done in good faith or for any good faith omission to act, including without limitation any claim of liability (1) arising out of failure to terminate a participant’s Plan account upon the participant’s death or incompetence before Yadkin Valley or the Plan Administrator receives written notice of the participant’s death or incompetence, (2) with respect to the prices at which shares are purchased for a participant’s account, (3) with respect to the times when such purchases or sales are made, or (4) with respect to any fluctuation in market value of Yadkin Valley’s common stock. The participant should recognize that Yadkin Valley and the Plan Administrator cannot assure the participant a profit or protect the participant against a loss on the shares of common stock purchased under the Plan.
34. May the Plan be changed or discontinued?
Yes. Yadkin Valley may amend, suspend, modify, or terminate the Plan at any time, including the period between a dividend record date and a dividend payment date. Notice of any such amendment, suspension, modification, or termination will be sent to all participants. Any such amendment shall conclusively be deemed to be accepted by a participant unless — before the effective date of any such amendment as set forth in the notice — the Plan Administrator receives written notice of termination of the participant’s account. If the Plan terminates, any uninvested dividend payments will be returned, certificates for whole common shares credited to a participant’s account under the Plan will be issued, and a cash payment will be made for any fraction of a share of common stock credited to a participant’s account.
35. Where will notices to a participant be sent?
All notices to a participant will be addressed to the participant at the last address of record with the Plan Administrator. If your address changes, please notify the Plan Administrator in writing at the address set forth in Question 3.
36. What is sufficient notice to a participant?
Any notice or certificate required to be given to you under the Plan must be in writing and will be deemed to have been sufficiently given for all purposes once deposited, postage prepaid, in a post office letter box addressed to you at your address as it shall last appear on the Plan Administrator’s records.
37. What law governs the Plan?
The terms and conditions of the Plan and Plan operations are governed by and construed in accordance with the laws of the State of North Carolina and the Exchange Act rules and regulations, as they may be amended from time to time.
38. Who interprets the Plan?
Yadkin Valley reserves the sole right to interpret the Plan as may be necessary or desirable.
39. What if the Plan Administrator cannot make purchases under the Plan?
If Yadkin Valley decides not to make newly issued shares available for purchase under the Plan, and if applicable law or the closing of securities markets requires the temporary curtailment or suspension of market purchases of common stock under the Plan, neither Yadkin Valley nor the Plan Administrator will be accountable for its inability to make purchases at such times. If common stock is not available for purchase for a period exceeding 90 days, the Plan Administrator will promptly mail to the participant a check payable to the order of the participant in the amount of any funds not applied in the participant’s account, without interest.